ICI MUTUAL INSURANCE COMPANY
INVESTMENT COMPANY BLANKET BOND
RIDER NO. 6

INSURED	BOND NUMBER

PowerShares Exchange-Traded Fund Trust	07722107B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

March 5, 2008	May 1, 2007 to May 1, 2008	/S/ John T. Mulligan
In consideration of the premium charged for this Bond, it is hereby understood and agreed that the Limit of Liability for the following Insuring Agreements is hereby amended, effective March 20, 2008, to be:

		Limit of Liability
Insuring Agreement A-	FIDELITY	$7,500,000
Insuring Agreement C-	ON PREMISES	$7,500,000
Insuring Agreement D-	IN TRANSIT	$7,500,000
Insuring Agreement E-	FORGERY OR ALTERATION	$7,500,000
Insuring Agreement F-	SECURITIES	$7,500,000
Insuring Agreement G-	COUNTERFEIT CURRENCY	$7,500,000
Insuring Agreement J-	COMPUTER SECURITY	$7,500,000
Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.
RN4.0-02 (1/02)

ICI MUTUAL INSURANCE COMPANY
INVESTMENT COMPANY BLANKET BOND
RIDER NO. 7

INSURED	BOND NUMBER

PowerShares Exchange-Traded Fund Trust	07722107B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

March 5, 2008	May 1, 2007 to May 1, 2008	/S/ John T. Mulligan
In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:
PowerShares India Portfolio
Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.
RN1.0-00 (1/02)

ICI MUTUAL INSURANCE COMPANY
INVESTMENT COMPANY BLANKET BOND
RIDER NO. 8

INSURED	BOND NUMBER

PowerShares Exchange-Traded Fund Trust	07722107B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

March 20, 2008	May 1, 2007 to May 1, 2008	/S/ John T. Mulligan
In consideration of the premium charged for this Bond, it is hereby understood and agreed that the Limit of Liability for the following Insuring Agreements is hereby amended, effective March 20, 2008, to be:

		Limit of Liability
Insuring Agreement A-	FIDELITY	$10,000,000
Insuring Agreement C-	ON PREMISES	$10,000,000
Insuring Agreement D-	IN TRANSIT	$10,000,000
Insuring Agreement E-	FORGERY OR ALTERATION	$10,000,000
Insuring Agreement F-	SECURITIES	$10,000,000
Insuring Agreement G-	COUNTERFEIT CURRENCY	$10,000,000
Insuring Agreement J-	COMPUTER SECURITY	$10,000,000
Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.
RN4.0-02 (1/02)

ICI MUTUAL INSURANCE COMPANY
INVESTMENT COMPANY BLANKET BOND
RIDER NO. 9

INSURED	BOND NUMBER

PowerShares Exchange-Traded Fund Trust	07722107B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

March 20, 2008	May 1, 2007 to May 1, 2008	/S/ John T. Mulligan
In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:
o	PowerShares Active Alpha Multi-Cap Fund

o	PowerShares Active AlphaQ Fund

o	PowerShares Active Low Duration Fund

o	PowerShares Active Mega Cap Fund, each a series of:
     PowerShares Actively Managed Exchange-Traded Fund Trust
Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.
RN1.0-00 (1/02)

RESOLVED, that giving due consideration to the value of the aggregate assets of PowerShares Actively Managed Exchange-Traded Fund Trust (the “Trust”), the access to such assets, the type and terms of the arrangements made for the custody and safekeeping of such assets, the nature of the securities in the Trust’s portfolio, the nature and method of conducting the Trust’s operations, and the accounting procedures and controls of the Trust, the coverage against larceny and embezzlement provided under a joint fidelity bond (the “Bond”) issued by ICI Mutual Insurance Company in the aggregate amount of $10,000,000 is deemed by this Board of Trustees, including a majority of Trustees who are not “interested persons” of the Trust (as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the “1940 Act”)), to be adequate as to amount, type and form and in the best interests of the Trust, and therefore, the appropriate officers of the Trust be, and they hereby are, and each hereby is, authorized to cause the Trust to obtain the joint Bond on behalf of the Trust in the amount designated above; and it is further
RESOLVED, that in accordance with Rule 17g-1(h) under the 1940 Act, the Secretary of the Trust is hereby designated as the officer of the Trust who is authorized and directed to make the filings with the SEC and give the notices required by Rule 17g-1(g); and it is further
RESOLVED, that the Trust’s participation with PowerShares Exchange-Traded Fund Trust (“Trust I”), PowerShares Exchange-Traded Fund Trust II (“Trust II”) and PowerShares India Exchange-Traded Fund Trust (“India Trust”) in the purchase and maintenance of the fidelity bond coverage as required by Rule 17g-1 under the 1940 Act, and the payment of the additional premium for such coverage of $1,066.50 be, and hereby is, approved; and it is further
RESOLVED, that the officers of the Trust are authorized and directed to enter into a joint allocation agreement with Trust I, Trust II and India Trust concerning the fidelity bond, such agreement being in substantially the form presented at this Meeting; and it is further
RESOLVED, that the proper officers of the Trust be, and they hereby are, authorized and directed at all times to take all actions necessary to assure compliance with these resolutions and said Rule 17g-1.

RESOLVED, that giving due consideration to the value of the aggregate assets of PowerShares India Exchange-Traded Fund Trust (the “Trust”), the access to such assets, the type and terms of the arrangements made for the custody and safekeeping of such assets, the nature of the securities in the Trust’s portfolio, the nature and method of conducting the Trust’s operations, and the accounting procedures and controls of the Trust, the coverage against larceny and embezzlement provided under a joint fidelity bond (the “Bond”) issued by ICI Mutual Insurance Company in the amount of $7,500,000 is deemed by this Board of Trustees, including a majority of Trustees who are not “interested persons” of the Trust (as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the “1940 Act”)), to be adequate as to amount, type and form and in the best interests of the Trust, and therefore, the appropriate officers of the Trust be, and they hereby are, and each hereby is authorized to cause the Trust to obtain the Bond on behalf of the Trust in the amount designated above; and it is further
RESOLVED, that in accordance with Rule 17g-1(h) under the 1940 Act, the Secretary of the Trust is hereby designated as the officer of the Trust who is authorized and directed to make the filings with the SEC and give the notices required by Rule 17g-1(g); and it is further
RESOLVED, that the Trust’s participation with PowerShares Exchange-Traded Fund Trust (“Trust I”) and PowerShares Exchange-Traded Fund Trust II (“Trust II”) in the purchase and maintenance of the fidelity bond coverage as required by Rule 17g-1 under the 1940 Act, and the payment of the additional premium for such coverage of $1,066.50 be, and hereby is, approved; and it is further
RESOLVED, that the officers of the Trust are authorized and directed to enter into a joint allocation agreement with Trust I and Trust II concerning the fidelity bond, such agreement being in substantially the form presented at this Meeting; and it is further
RESOLVED, that the proper officers of the Trust be, and they hereby are, authorized and directed at all times to take all actions necessary to assure compliance with these resolutions and said Rule 17g-1.

AMOUNT OF THE SINGLE INSURED BOND WHICH EACH INVESTMENT COMPANY WOULD HAVE PROVIDED AND MAINTAINED HAD EACH COMPANY NOT BEEN NAMED AS AN INSURED UNDER A JOINT INSURED BOND
Had the following investment companies not been named as insured under a joint insured bond, pursuant to section 17g-1(g)(1)(B)(iii), each of them would have provided and maintained a single insured bond in the amounts set forth below:

1. PowerShares India Exchange-Traded Fund Trust	$350,000.00

2. PowerShares Actively Managed Exchange-Traded Fund Trust	$175,000.00

/s/ Harold Bruce Bond

Harold Bruce Bond	May 30, 2008

PERIOD FOR WHICH PREMIUMS HAVE BEEN PAID
The premiums for the PowerShares India Exchange-Traded Fund Trust and the PowerShares Actively Managed Exchange-Traded Fund Trust have been paid through May 1, 2007 through May 1, 2008.

By:	/s/ Harold Bruce Bond
Harold Bruce Bond
May 30, 2008

FIDELITY BOND
INSURANCE ALLOCATION AGREEMENT
     THIS INSURANCE ALLOCATION AGREEMENT (the “Agreement”) is made as of March 20, 2008, by and among PowerShares Exchange-Traded Fund Trust, a Massachusetts business trust, for itself and on behalf of each series thereof now or hereafter existing, PowerShares Exchange-Traded Fund Trust II, a Massachusetts business trust, for itself and on behalf of each series thereof now or hereafter existing, PowerShares India Exchange-Traded Fund Trust, a Massachusetts business trust, for itself and on behalf of each series thereof now or hereafter existing, and PowerShares Actively Managed Exchange-Traded Fund Trust, a Delaware statutory trust, for itself and on behalf of each series thereof now or hereafter existing (individually referred to herein as a “Trust,” and collectively as the “Trusts” and each series of the Trusts identified from time to time on Schedule A and being referred to herein as a “Series”) (The Trusts sometimes individually hereinafter referred to as a “Party” or collectively as “Parties”).
     WHEREAS, the Trusts have been named as insureds (“Insureds”) under a joint fidelity bond (the “Bond”) approved by each Trust’s Board of Trustees (the “Board”);
     WHEREAS, the Bond is intended to satisfy the requirements of Rule 17g-1 under the Investment Company Act of 1940, as amended; and
     WHEREAS, the Parties, in accordance with the requirements of Rule 17g-1(f), desire to establish (i) the criteria by which the premiums for the Bond shall be allocated between the Parties and (ii) the criteria by which the amounts payable under the Bond shall be allocated between the Parties covered under same.
     NOW, THEREFORE, it is agreed as follows:
     1. Each Series of a Trust shall pay a percentage of the premium for the Bond, as allocated in such equitable manner as determined by the Boards of Trustees of the Trusts, which amounts are set forth on Schedule B to this Agreement. From time to time adjustments may be made by mutual agreement of the Trusts to the portion of the premiums theretofore paid by a Trust or Series, based on a subsequent change or changes in the net assets of one or more Trusts or the addition or withdrawal of a Trust or Series pursuant to this Agreement.
     2. If the insurer issuing the Bond (the “Insurer”) is willing, with or without additional premium, to add, as an Insured under the Bond, any investment company not listed as a signatory to this Agreement or any Series of a Trust not identified on Schedule A of this Agreement, the Trusts agree (a) that such addition may be made provided that the non-interested directors or trustees of the Trusts covered by the Bond shall approve such addition and (b) that such additional entity may become a party to this Agreement and be included within the terms “Trust” or “Party” provided that in each case such entity shall have executed and delivered to the Trusts its written agreement to become a party hereto and to be bound by the terms of this Agreement.
     3. In the event that the claims of loss of two or more Parties as Insureds under the Bond are so related that the Insurer is entitled to assert that the claims must be aggregated, or in the event that the aggregate recovery by the Insureds under the Bond is less than the aggregate loss incurred by the Insureds that gave rise to the claims, the following rules shall determine, as between the claimants, the priority of satisfaction of the claims under the Bond:
(a)	First, all claims of each Trust which have been duly proven and established under the Bond shall be satisfied up to the minimum amount of the Bond required for such Trust under Rule 17g-1(d); and
(b)	Second, the remaining amount of recovery, if any, shall then be applied to claims of the Parties in proportion to the total of the unsatisfied amount of the claims of all such Parties.
     4. This Agreement shall become effective as of the date first above written, and shall remain in full force and effect during the effective period of the Bond as specified therein. Any Party may withdraw from this Agreement and the Bond upon sixty (60) days’ written notice to the other Party and the Securities and Exchange Commission in accordance with Rule 17g-1 under the Act. The withdrawing Party shall be entitled to receive its proportionate share of any premium refund received from the Insurer.
     5. The obligations of the Trusts, which are organized as Massachusetts business trusts, are not binding upon any of the trustees or holders of shares of beneficial interest of any such trust individually, but bind only the respective trust estate of each.
     6. This Agreement shall supersede all prior agreements entered into between or among any of the Trusts with respect to the same matters.
     7. Notwithstanding the foregoing, claims made under the Bond during a period prior to the effective date of this Agreement (and any recoveries related to any such claims) shall be subject to the terms of the premium sharing and allocation agreement in effect during that period.

2

     IN WITNESS WHEREOF the Trusts have caused this Agreement to be executed by their officers, as appropriate, hereunto duly authorized all as of the 30th day of May, 2008.

POWERSHARES EXCHANGE-TRADED FUND TRUST
By:	/s/ Harold Bruce Bond

POWERSHARES EXCHANGE-TRADED FUND TRUST II
By:	/s/ Harold Bruce Bond

POWERSHARES INDIA EXCHANGE-TRADED FUND TRUST
By:	/s/ Harold Bruce Bond

POWERSHARES ACTIVELY MANAGED EXCHANGE-TRADED FUND TRUST
By:	/s/ Harold Bruce Bond

3

SCHEDULE A
SERIES
PowerShares Exchange-Traded Fund Trust
1.	PowerShares Dynamic Market Portfolio

2.	PowerShares Dynamic Small Cap Growth Portfolio

3.	PowerShares Dynamic Small Cap Value Portfolio

4.	PowerShares Dynamic Biotechnology & Genome Portfolio

5.	PowerShares Dynamic Food & Beverage Portfolio

6.	PowerShares Dynamic Leisure and Entertainment Portfolio

7.	PowerShares Dynamic Media Portfolio

8.	PowerShares Dynamic Networking Portfolio

9.	PowerShares Dynamic Pharmaceuticals Portfolio

10.	PowerShares Dynamic Semiconductors Portfolio

11.	PowerShares Dynamic Software Portfolio

12.	PowerShares Dynamic OTC Portfolio

13.	PowerShares Dynamic Zacks MicroCap Portfolio

14.	PowerShares International Dividend Achievers Portfolio

15.	PowerShares Dividend Achievers Portfolio

16.	PowerShares High Growth Rate Dividend Achievers Portfolio

17.	PowerShares Aerospace & Defense Portfolio

18.	PowerShares Dynamic Building & Construction Portfolio

19.	PowerShares Dynamic Energy Exploration & Production Portfolio

20.	PowerShares Dynamic Insurance Portfolio

21.	PowerShares Dynamic Oil & Gas Services Portfolio

A-1

22.	PowerShares Dynamic Retail Portfolio

23.	PowerShares High Yield Equity Dividend Achievers Portfolio

24.	PowerShares Dynamic Utilities Portfolio

25.	PowerShares Lux Nanotech Portfolio

26.	PowerShares Water Resources Portfolio

27.	PowerShares Value Line Timeliness Select Portfolio

28.	PowerShares Dynamic Hardware & Consumer Electronics Portfolio

29.	PowerShares Dynamic Telecommunications & Wireless Portfolio

30.	PowerShares Golden Dragon Halter USX China Portfolio

31.	PowerShares WilderHill Clean Energy Portfolio

32.	PowerShares Dynamic Large Cap Growth Portfolio

33.	PowerShares Dynamic Large Cap Value Portfolio

34.	PowerShares Dynamic Mid Cap Growth Portfolio

35.	PowerShares Dynamic Mid Cap Value Portfolio

36.	PowerShares Zacks Small Cap Portfolio

37.	PowerShares FTSE RAFI U.S. 1000 Portfolio

38.	PowerShares Dynamic Energy Sector Portfolio

39.	PowerShares Dynamic Financial Sector Portfolio

40.	PowerShares Dynamic Healthcare Sector Portfolio

41.	PowerShares Dynamic Healthcare Services Portfolio

42.	PowerShares Dynamic Industrials Sector Portfolio

43.	PowerShares Dynamic Large Cap Portfolio

44.	PowerShares Dynamic MagniQuant Portfolio

45.	PowerShares Dynamic Mid Cap Portfolio

46.	PowerShares Dynamic Small Cap Portfolio

A-2

47.	PowerShares Dynamic Technology Sector Portfolio

48.	PowerShares Buyback Achievers Portfolio

49.	PowerShares FTSE RAFI Basic Materials Sector Portfolio

50.	PowerShares FTSE RAFI Consumer Goods Sector Portfolio

51.	PowerShares FTSE RAFI Consumer Services Sector Portfolio

52.	PowerShares FTSE RAFI Energy Sector Portfolio

53.	PowerShares FTSE RAFI Financials Sector Portfolio

54.	PowerShares FTSE RAFI Health Care Sector Portfolio

55.	PowerShares FTSE RAFI Industrials Sector Portfolio

56.	PowerShares FTSE RAFI Telecommunications & Technology Sector Portfolio

57.	PowerShares FTSE RAFI US 1500 Small-Mid Portfolio

58.	PowerShares FTSE RAFI Utilities Sector Portfolio

59.	PowerShares Cleantech Portfolio

60.	PowerShares Dynamic Aggressive Growth Portfolio

61.	PowerShares Dynamic Banking Portfolio

62.	PowerShares Dynamic Basic Materials Sector Portfolio

63.	PowerShares Dynamic Consumer Discretionary Sector Portfolio

64.	PowerShares Dynamic Consumer Staples Sector Portfolio

65.	PowerShares Dynamic Deep Value Portfolio

66.	PowerShares Financial Preferred Portfolio

67.	PowerShares Listed Private Equity Portfolio

68.	PowerShares DWA Technical Leaders Portfolio

69.	PowerShares Value Line Industry Rotation Portfolio

70.	PowerShares WilderHill Progressive Energy Portfolio

71.	PowerShares S&P 500 BuyWrite Portfolio

A-3

72.	PowerShares FTSE NASDAQ Small Cap Portfolio

73.	PowerShares NASDAQ Internet Portfolio

74.	PowerShares NASDAQ NextQ Portfolio

75.	PowerShares Dynamic Brand Name Products Portfolio

76.	PowerShares NASDAQ Dividend Achievers Portfolio

77.	PowerShares India Tiger Portfolio

78.	PowerShares Autonomic Allocation Research Affiliates Portfolio

79.	PowerShares REIT Preferred Portfolio

80.	PowerShares Value Line 400 Portfolio

81.	PowerShares DJIA BuyWrite Portfolio

82.	PowerShares NASDAQ-100 BuyWrite Portfolio

83.	PowerShares Dynamic Dividend Portfolio

84.	PowerShares Security Portfolio

85.	PowerShares S&P US Stars Portfolio

86.	PowerShares Evangelical 150 Portfolio

87.	PowerShares Catholic 150 Portfolio

88.	PowerShares NASDAQ Transportation Portfolio

89.	PowerShares NASDAQ Financial-100 Portfolio
PowerShares Exchange-Traded Fund Trust II
90.	PowerShares Dynamic Asia Pacific Portfolio

91.	PowerShares FTSE RAFI Asia Pacific ex-Japan Portfolio

92.	PowerShares FTSE RAFI Developed Markets ex-U.S. Small-Mid Portfolio

93.	PowerShares FTSE RAFI Developed Markets ex-U.S. Portfolio

94.	PowerShares FTSE RAFI Emerging Markets Portfolio

A-4

95.	PowerShares FTSE RAFI Europe Portfolio

96.	PowerShares FTSE RAFI Europe Small-Mid Portfolio

97.	PowerShares FTSE RAFI Japan Portfolio

98.	PowerShares International Listed Private Equity Portfolio

99.	PowerShares Global Water Portfolio

100.	PowerShares Global Clean Energy Portfolio

101.	PowerShares Dynamic Developed International Opportunities Portfolio

102.	PowerShares Dynamic Europe Portfolio

103.	PowerShares FTSE RAFI International Real Estate Portfolio

104.	PowerShares 1-30 Laddered Treasury Portfolio

105.	PowerShares Emerging Markets Sovereign Debt Portfolio

106.	PowerShares High Yield Corporate Bond Portfolio

107.	PowerShares Insured National Municipal Bond Portfolio

108.	PowerShares Insured New York Municipal Bond Portfolio

109.	PowerShares Insured California Municipal Bond Portfolio

110.	PowerShares VRDO Tax-Free Weekly Portfolio

111.	PowerShares DWA Developed Markets Technical Leaders

112.	PowerShares DWA Emerging Markets Technical Leaders

113.	PowerShares Autonomic Balanced NFA Global Asset Portfolio

114.	PowerShares Autonomic Balanced Growth NFA Global Asset Portfolio

115.	PowerShares Autonomic Growth NFA Global Asset Portfolio

116.	PowerShares FTSE RAFI Asia Pacific ex-Japan Small-Mid Portfolio

117.	PowerShares Global Nuclear Energy Portfolio

118.	PowerShares Preferred Portfolio

119.	PowerShares FTSE RAFI Latin America Portfolio

A-5

120.	PowerShares FTSE RAFI Australia Portfolio

121.	PowerShares FTSE RAFI Brazil Portfolio

122.	PowerShares FTSE RAFI Canada Portfolio

123.	PowerShares FTSE RAFI China Portfolio

124.	PowerShares FTSE RAFI France Portfolio

125.	PowerShares FTSE RAFI Germany Portfolio

126.	PowerShares FTSE RAFI Hong Kong Portfolio

127.	PowerShares FTSE RAFI Mexico Portfolio

128.	PowerShares FTSE RAFI South Africa Portfolio

129.	PowerShares FTSE RAFI South Korea Portfolio

130.	PowerShares FTSE RAFI Taiwan Portfolio

131.	PowerShares FTSE RAFI United Kingdom Portfolio

132.	PowerShares Dynamic Emerging Markets Portfolio

133.	PowerShares Developed International Growth Portfolio

134.	PowerShares Developed International Value Portfolio

135.	PowerShares Dynamic Japan Portfolio

136.	PowerShares Dynamic Australia Portfolio

137.	PowerShares Dynamic Canada Portfolio

138.	PowerShares Dynamic France Portfolio

139.	PowerShares Dynamic Germany Portfolio

140.	PowerShares Dynamic UK Portfolio

141.	PowerShares Dynamic Ireland Portfolio

142.	PowerShares S&P European Stars Portfolio

143.	PowerShares Investment Grade Corporate Bond Portfolio

144.	PowerShares Aggregate Bond Portfolio

A-6

145.	PowerShares 1-20 Laddered Treasury Portfolio

146.	PowerShares 1-10 Laddered Treasury Portfolio

147.	PowerShares 1-5 Laddered Treasury Portfolio

148.	PowerShares National Municipal Bond Portfolio

149.	PowerShares Developed Markets Infrastructure Portfolio

150.	PowerShares Emerging Markets Infrastructure Portfolio

151.	PowerShares Space and Satellite Portfolio

152.	PowerShares DJ Global Exchanges Portfolio

153.	PowerShares Asia-Pacific Water Portfolio

154.	PowerShares MENA Frontier Countries Portfolio
PowerShares India Exchange-Traded Fund Trust
155.	PowerShares India Portfolio
PowerShares Actively Managed Exchange-Traded Fund Trust
156.	PowerShares Active AlphaQ Fund

157.	PowerShares Active Alpha Multi-Cap Fund

158.	PowerShares Active Mega Cap Fund

159.	PowerShares Active Low Duration Fund

A-7

SCHEDULE B
SERIES
     The premium for the first $5 million of the Bond shall be allocated one-half per capita and one-half pro rata by assets to each Series of PowerShares Exchange Traded Fund Trust and PowerShares Exchange Traded Fund Trust II then existing as of May 1, 2007. The entire premium payable for the increase in the Bond from $5 million to $7.5 million shall be paid by PowerShares India Portfolio. The entire premium payable for the increase in the Bond from $7.5 million to $10 million shall be allocated one-half per capita and one-half pro rata by assets to each Series of PowerShares Actively Managed Exchange-Traded Fund Trust.

B-1

FIDELITY BOND
INSURANCE ALLOCATION AGREEMENT
     THIS INSURANCE ALLOCATION AGREEMENT (the “Agreement”) is made as of March 5, 2008, by and among PowerShares Exchange-Traded Fund Trust, a Massachusetts business trust, for itself and on behalf of each series thereof now or hereafter existing, PowerShares Exchange-Traded Fund Trust II, a Massachusetts business trust, for itself and on behalf of each series thereof now or hereafter existing, and PowerShares India Exchange-Traded Fund Trust, a Massachusetts business trust, for itself and on behalf of each series thereof now or hereafter existing (individually referred to herein as a “Trust,” and collectively as the “Trusts” and each series of the Trusts identified from time to time on Schedule A and being referred to herein as a “Series”) (The Trusts sometimes individually hereinafter referred to as a “Party” or collectively as “Parties”).
     WHEREAS, the Trusts have been named as insureds (“Insureds”) under a joint fidelity bond (the “Bond”) approved by each Trust’s Board of Trustees (the “Board”);
     WHEREAS, the Bond is intended to satisfy the requirements of Rule 17g-1 under the Investment Company Act of 1940, as amended; and
     WHEREAS, the Parties, in accordance with the requirements of Rule 17g-1(f), desire to establish (i) the criteria by which the premiums for the Bond shall be allocated between the Parties and (ii) the criteria by which the amounts payable under the Bond shall be allocated between the Parties covered under same.
     NOW, THEREFORE, it is agreed as follows:
     1. Each Series of a Trust shall pay a percentage of the premium for the Bond, as allocated in such equitable manner as determined by the Boards of Trustees of the Trusts, which amounts are set forth on Schedule B to this Agreement. From time to time adjustments may be made by mutual agreement of the Trusts to the portion of the premiums theretofore paid by a Trust or Series, based on a subsequent change or changes in the net assets of one or more Trusts or the addition or withdrawal of a Trust or Series pursuant to this Agreement.
     2. If the insurer issuing the Bond (the “Insurer”) is willing, with or without additional premium, to add, as an Insured under the Bond, any investment company not listed as a signatory to this Agreement or any Series of a Trust not identified on Schedule A of this Agreement, the Trusts agree (a) that such addition may be made provided that the non-interested directors or trustees of the Trusts covered by the Bond shall approve such addition and (b) that such additional entity may become a party to this Agreement and be included within the terms “Trust” or “Party” provided that in each case such entity shall have executed and delivered to the Trusts its written agreement to become a party hereto and to be bound by the terms of this Agreement.
     3. In the event that the claims of loss of two or more Parties as Insureds under the Bond are so related that the Insurer is entitled to assert that the claims must be aggregated, or in the event that the aggregate recovery by the Insureds under the Bond is less than the aggregate loss incurred by the Insureds that gave rise to the claims, the following rules shall determine, as between the claimants, the priority of satisfaction of the claims under the Bond:
(a)	First, all claims of each Trust which have been duly proven and established under the Bond shall be satisfied up to the minimum amount of the Bond required for such Trust under Rule 17g-1(d); and

(b)	Second, the remaining amount of recovery, if any, shall then be applied to claims of the Parties in proportion to the total of the unsatisfied amount of the claims of all such Parties.
     4. This Agreement shall become effective as of the date first above written, and shall remain in full force and effect during the effective period of the Bond as specified therein. Any Party may withdraw from this Agreement and the Bond upon sixty (60) days’ written notice to the other Party and the Securities and Exchange Commission in accordance with Rule 17g-1 under the Act. The withdrawing Party shall be entitled to receive its proportionate share of any premium refund received from the Insurer.
     5. The obligations of the Trusts, which are organized as Massachusetts business trusts, are not binding upon any of the trustees or holders of shares of beneficial interest of any such trust individually, but bind only the respective trust estate of each.
     6. This Agreement shall supersede all prior agreements entered into between or among any of the Trusts with respect to the same matters.
     7. Notwithstanding the foregoing, claims made under the Bond during a period prior to the effective date of this Agreement (and any recoveries related to any such claims) shall be subject to the terms of the premium sharing and allocation agreement in effect during that period.

2

     IN WITNESS WHEREOF the Trusts have caused this Agreement to be executed by their officers, as appropriate, hereunto duly authorized all as of the 30th day of May, 2008.

POWERSHARES EXCHANGE-TRADED FUND TRUST
By:	/s/ Harold Bruce Bond

POWERSHARES EXCHANGE-TRADED FUND TRUST II
By:	/s/ Harold Bruce Bond

POWERSHARES INDIA EXCHANGE-TRADED FUND TRUST
By:	/s/ Harold Bruce Bond

3

SCHEDULE A
SERIES
PowerShares Exchange-Traded Fund Trust
1.	PowerShares Dynamic Market Portfolio

2.	PowerShares Dynamic Small Cap Growth Portfolio

3.	PowerShares Dynamic Small Cap Value Portfolio

4.	PowerShares Dynamic Biotechnology & Genome Portfolio

5.	PowerShares Dynamic Food & Beverage Portfolio

6.	PowerShares Dynamic Leisure and Entertainment Portfolio

7.	PowerShares Dynamic Media Portfolio

8.	PowerShares Dynamic Networking Portfolio

9.	PowerShares Dynamic Pharmaceuticals Portfolio

10.	PowerShares Dynamic Semiconductors Portfolio

11.	PowerShares Dynamic Software Portfolio

12.	PowerShares Dynamic OTC Portfolio

13.	PowerShares Dynamic Zacks MicroCap Portfolio

14.	PowerShares International Dividend Achievers Portfolio

15.	PowerShares Dividend Achievers Portfolio

16.	PowerShares High Growth Rate Dividend Achievers Portfolio

17.	PowerShares Aerospace & Defense Portfolio

18.	PowerShares Dynamic Building & Construction Portfolio

19.	PowerShares Dynamic Energy Exploration & Production Portfolio

20.	PowerShares Dynamic Insurance Portfolio

21.	PowerShares Dynamic Oil & Gas Services Portfolio

22.	PowerShares Dynamic Retail Portfolio

23.	PowerShares High Yield Equity Dividend Achievers Portfolio

24.	PowerShares Dynamic Utilities Portfolio

25.	PowerShares Lux Nanotech Portfolio

26.	PowerShares Water Resources Portfolio

27.	PowerShares Value Line Timeliness Select Portfolio

28.	PowerShares Dynamic Hardware & Consumer Electronics Portfolio

29.	PowerShares Dynamic Telecommunications & Wireless Portfolio

30.	PowerShares Golden Dragon Halter USX China Portfolio

31.	PowerShares WilderHill Clean Energy Portfolio

32.	PowerShares Dynamic Large Cap Growth Portfolio

33.	PowerShares Dynamic Large Cap Value Portfolio

34.	PowerShares Dynamic Mid Cap Growth Portfolio

35.	PowerShares Dynamic Mid Cap Value Portfolio

36.	PowerShares Zacks Small Cap Portfolio

37.	PowerShares FTSE RAFI U.S. 1000 Portfolio

38.	PowerShares Dynamic Energy Sector Portfolio

39.	PowerShares Dynamic Financial Sector Portfolio

40.	PowerShares Dynamic Healthcare Sector Portfolio

41.	PowerShares Dynamic Healthcare Services Portfolio

42.	PowerShares Dynamic Industrials Sector Portfolio

43.	PowerShares Dynamic Large Cap Portfolio

44.	PowerShares Dynamic MagniQuant Portfolio

45.	PowerShares Dynamic Mid Cap Portfolio

46.	PowerShares Dynamic Small Cap Portfolio

47.	PowerShares Dynamic Technology Sector Portfolio

48.	PowerShares Buyback Achievers Portfolio

49.	PowerShares FTSE RAFI Basic Materials Sector Portfolio

50.	PowerShares FTSE RAFI Consumer Goods Sector Portfolio

51.	PowerShares FTSE RAFI Consumer Services Sector Portfolio

52.	PowerShares FTSE RAFI Energy Sector Portfolio

53.	PowerShares FTSE RAFI Financials Sector Portfolio

54.	PowerShares FTSE RAFI Health Care Sector Portfolio

55.	PowerShares FTSE RAFI Industrials Sector Portfolio

56.	PowerShares FTSE RAFI Telecommunications & Technology Sector Portfolio

57.	PowerShares FTSE RAFI US 1500 Small-Mid Portfolio

58.	PowerShares FTSE RAFI Utilities Sector Portfolio

59.	PowerShares Cleantech Portfolio

60.	PowerShares Dynamic Aggressive Growth Portfolio

61.	PowerShares Dynamic Banking Portfolio

62.	PowerShares Dynamic Basic Materials Sector Portfolio

63.	PowerShares Dynamic Consumer Discretionary Sector Portfolio

64.	PowerShares Dynamic Consumer Staples Sector Portfolio

65.	PowerShares Dynamic Deep Value Portfolio

66.	PowerShares Financial Preferred Portfolio

67.	PowerShares Listed Private Equity Portfolio

68.	PowerShares DWA Technical Leaders Portfolio

69.	PowerShares Value Line Industry Rotation Portfolio

70.	PowerShares WilderHill Progressive Energy Portfolio

71.	PowerShares S&P 500 BuyWrite Portfolio

72.	PowerShares FTSE NASDAQ Small Cap Portfolio

73.	PowerShares NASDAQ Internet Portfolio

74.	PowerShares NASDAQ NextQ Portfolio

75.	PowerShares Dynamic Brand Name Products Portfolio

76.	PowerShares NASDAQ Dividend Achievers Portfolio

77.	PowerShares India Tiger Portfolio

78.	PowerShares Autonomic Allocation Research Affiliates Portfolio

79.	PowerShares REIT Preferred Portfolio

80.	PowerShares Value Line 400 Portfolio

81.	PowerShares DJIA BuyWrite Portfolio

82.	PowerShares NASDAQ-100 BuyWrite Portfolio

83.	PowerShares Dynamic Dividend Portfolio

84.	PowerShares Security Portfolio

85.	PowerShares S&P US Stars Portfolio

86.	PowerShares Evangelical 150 Portfolio

87.	PowerShares Catholic 150 Portfolio

88.	PowerShares NASDAQ Transportation Portfolio

89.	PowerShares NASDAQ Financial-100 Portfolio
PowerShares Exchange-Traded Fund Trust II
90.	PowerShares Dynamic Asia Pacific Portfolio

91.	PowerShares FTSE RAFI Asia Pacific ex-Japan Portfolio

92.	PowerShares FTSE RAFI Developed Markets ex-U.S. Small-Mid Portfolio

93.	PowerShares FTSE RAFI Developed Markets ex-U.S. Portfolio

94.	PowerShares FTSE RAFI Emerging Markets Portfolio

95.	PowerShares FTSE RAFI Europe Portfolio

96.	PowerShares FTSE RAFI Europe Small-Mid Portfolio

97.	PowerShares FTSE RAFI Japan Portfolio

98.	PowerShares International Listed Private Equity Portfolio

99.	PowerShares Global Water Portfolio

100.	PowerShares Global Clean Energy Portfolio

101.	PowerShares Dynamic Developed International Opportunities Portfolio

102.	PowerShares Dynamic Europe Portfolio

103.	PowerShares FTSE RAFI International Real Estate Portfolio

104.	PowerShares 1-30 Laddered Treasury Portfolio

105.	PowerShares Emerging Markets Sovereign Debt Portfolio

106.	PowerShares High Yield Corporate Bond Portfolio

107.	PowerShares Insured National Municipal Bond Portfolio

108.	PowerShares Insured New York Municipal Bond Portfolio

109.	PowerShares Insured California Municipal Bond Portfolio

110.	PowerShares VRDO Tax-Free Weekly Portfolio

111.	PowerShares DWA Developed Markets Technical Leaders

112.	PowerShares DWA Emerging Markets Technical Leaders

113.	PowerShares Autonomic Balanced NFA Global Asset Portfolio

114.	PowerShares Autonomic Balanced Growth NFA Global Asset Portfolio

115.	PowerShares Autonomic Growth NFA Global Asset Portfolio

116.	PowerShares FTSE RAFI Asia Pacific ex-Japan Small-Mid Portfolio

117.	PowerShares Global Nuclear Energy Portfolio

118.	PowerShares Preferred Portfolio

119.	PowerShares FTSE RAFI Latin America Portfolio

120.	PowerShares FTSE RAFI Australia Portfolio

121.	PowerShares FTSE RAFI Brazil Portfolio

122.	PowerShares FTSE RAFI Canada Portfolio

123.	PowerShares FTSE RAFI China Portfolio

124.	PowerShares FTSE RAFI France Portfolio

125.	PowerShares FTSE RAFI Germany Portfolio

126.	PowerShares FTSE RAFI Hong Kong Portfolio

127.	PowerShares FTSE RAFI Mexico Portfolio

128.	PowerShares FTSE RAFI South Africa Portfolio

129.	PowerShares FTSE RAFI South Korea Portfolio

130.	PowerShares FTSE RAFI Taiwan Portfolio

131.	PowerShares FTSE RAFI United Kingdom Portfolio

132.	PowerShares Dynamic Emerging Markets Portfolio

133.	PowerShares Developed International Growth Portfolio

134.	PowerShares Developed International Value Portfolio

135.	PowerShares Dynamic Japan Portfolio

136.	PowerShares Dynamic Australia Portfolio

137.	PowerShares Dynamic Canada Portfolio

138.	PowerShares Dynamic France Portfolio

139.	PowerShares Dynamic Germany Portfolio

140.	PowerShares Dynamic UK Portfolio

141.	PowerShares Dynamic Ireland Portfolio

142.	PowerShares S&P European Stars Portfolio

143.	PowerShares Investment Grade Corporate Bond Portfolio

144.	PowerShares Aggregate Bond Portfolio

145.	PowerShares 1-20 Laddered Treasury Portfolio

146.	PowerShares 1-10 Laddered Treasury Portfolio

147.	PowerShares 1-5 Laddered Treasury Portfolio

148.	PowerShares National Municipal Bond Portfolio

149.	PowerShares Developed Markets Infrastructure Portfolio

150.	PowerShares Emerging Markets Infrastructure Portfolio

151.	PowerShares Space and Satellite Portfolio

152.	PowerShares DJ Global Exchanges Portfolio

153.	PowerShares Asia-Pacific Water Portfolio

154.	PowerShares MENA Frontier Countries Portfolio
PowerShares India Exchange-Traded Fund Trust
155.	PowerShares India Portfolio

SCHEDULE B
SERIES
     The premium for the Bond shall be allocated one-half per capita and one-half pro rata by assets for each Series other than PowerShares India Portfolio then existing as of May 1, 2007. The entire premium payable for increase in the Bond from $5 million to $7.5 million shall be paid by PowerShares India Portfolio.

B-1